UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

AMENDMENT NO. 7

ProPhase Labs, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

74345W 10 8

(CUSIP Number)

Herbert Kozlov, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, New York 10022

(212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2017

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

CUSIP No: 74345W 10 8

1	NAMES OF REPORTING PERSONS

Ted Karkus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a) [ ]

(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	3,374,588 (1)

	8	SHARED VOTING POWER	0

	9	SOLE DISPOSITIVE POWER	3,374,588 (1)

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,324,588 shares of common stock (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
(see instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	19.0% (2)

14	TYPE OF REPORTING PERSON (see instructions)	IN

(1) Includes 700,000 shares of common stock issuable to the Reporting Person upon the exercise of stock options, which are vested and exercisable within the next 60 days.

(2) Based on 17,080,776 shares of common stock outstanding on January 6, 2017, plus 7000,000 shares of Common Stock issuable to the Reporting Person upon the exercise of stock options, which are vested and exercisable within the next 60 days.

Introductory Note:

This Amendment No. 7 amends and supplements the Statement on Schedule 13D filed by Ted Karkus (the “Reporting Person”) on April 27, 2011 (the “Original Schedule 13D”, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed on November 15, 2011, Amendment No. 2 to the Schedule 13D filed on December 14, 2011, Amendment No. 3 to the Schedule 13D filed on May 18, 2012, Amendment No. 4 to the Schedule 13D filed on September 19, 2014, Amendment No. 5 to the Schedule 13D filed on May 27, 2015, Amendment No. 6 to the Schedule 13D filed on June 8, 2015 and together with this Amendment No. 7, the “Schedule 13D”) to the extent specifically set forth below. Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following:

On January 6, 2017, in connection with the execution of an Asset Purchase Agreement (the “Purchase Agreement”), by and among ProPhase Labs, Inc. (the “Company”), Meda Consumer Healthcare Inc. (“Meda”) and Mylan Inc., the Reporting Person (solely in his capacity as a stockholder of the Company) entered into a voting agreement with Meda (the “Voting Agreement”). The Voting Agreements generally requires that the Reporting Person (i) vote all of his shares of the Company’s voting stock in favor of the Purchase Agreement and all transactions contemplated by the Purchase Agreement; (ii) vote against any alternative transaction or third party proposal; (iii) not transfer his shares or deposit (or permit the deposit of) any of his shares in a voting trust or grant a proxy or enter into any voting agreement or similar agreement in contravention of his obligations under the Voting Agreement; (iv) not take any action that would constitute a violation of the non-solicitation provisions of the Purchase Agreement if taken by the Company, with the limitations and exceptions of such provisions contemplated thereby that are applicable to the Company or its board of directors being similarly applicable to the stockholders. The Voting Agreement terminates upon the first to occur of (x) the termination of the Purchase Agreement, or (y) such date and time as the asset purchase transaction becomes effective in accordance with the terms and provisions of the Purchase Agreement.

The above summary of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit 99.1 to this Amendment No. 7 and is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The description of the Voting Agreement provided in Item 4 above is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.1	Voting Agreement, dated as of January 6, 2017, by and between Meda Consumer Healthcare Inc., and Ted Karkus

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2017

By:	/s/ Ted Karkus
Ted Karkus

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Voting Agreement, dated as of January 6, 2017, by and between Meda Consumer Healthcare Inc., and Ted Karkus